                           PRO FORMA VALUATION REPORT
                      MUTUAL HOLDING COMPANY STOCK OFFERING

                        MONADNOCK COMMUNITY BANCORP, INC.

                          PROPOSED HOLDING COMPANY FOR
                            MONADNOCK COMMUNITY BANK
                           PETERBOROUGH, NEW HAMPSHIRE

                                  DATED AS OF:
                                  MARCH 5, 2004










                                  PREPARED BY:

                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

                                                                   March 5, 2004



Board of Directors
Monadnock Community Bank
One Jaffrey Road
Peterborough, New Hampshire  03458

Directors:

        At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

        This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, dated as of October 21, 1994; and applicable regulatory interpretations thereof.

Description of Reorganization
-----------------------------

        The Board of Directors of Monadnock Community Bank ("Monadnock" or the "Bank") has adopted a plan of reorganization pursuant to which Monadnock will convert and reorganize into a mutual holding company structure. As part of the reorganization, Monadnock will become a wholly-owned subsidiary of Monadnock Community Bancorp, Inc. ("Monadnock Community Bancorp" or the "Holding Company"), a federal corporation, and Monadnock Community Bancorp will issue a majority of its common stock to Monadnock Mutual Holding Company (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering. The total shares offered for sale to the public will constitute a minority of the Holding Company's stock (49.9 percent or less).

BOARD OF DIRECTORS
MARCH 5, 2004
PAGE 2


        The aggregate amount of stock sold by the Holding Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Holding Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Holding Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Holding Company, will be used to fund a loan to the ESOP, fund the capital of the MHC, and provide general working capital.

RP FINANCIAL, LC.

        RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of the post-conversion business plan, we are independent of the Bank and the other parties engaged by Monadnock Community Bancorp to assist in the corporate reorganization and stock issuance process.

VALUATION METHODOLOGY

        In preparing our appraisal, we have reviewed the Bank's and the Holding Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for fiscal years ended December 31, 1999 through December 31, 2003, various unaudited information and internal financial reports through December 31, 2003 and due diligence related discussions with the Bank's management; Shatswell, MacLeod & Company, P.C., the Bank's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Bank's counsel in connection with the reorganization and stock offering; and Ryan Beck & Co., the Bank's financial and marketing advisor in connection with the Holding Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

BOARD OF DIRECTORS
MARCH 5, 2004
PAGE 3


        We have investigated the competitive environment within which the Bank operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Bank and the industry as a whole. We have analyzed the potential effects of conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Bank's primary market area and have compared the Bank's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stock of all publicly-traded mutual holding companies. We have also considered the expected market for the Bank's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

        Our Appraisal is based on the Bank's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the Bank's liquidation value.

        Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Holding Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Holding Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

        Pro forma market value is defined as the price at which the Holding Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

BOARD OF DIRECTORS
MARCH 5, 2004
PAGE 4


VALUATION CONCLUSION

        It is our opinion that, as of March 5, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $7,500,000 at the midpoint, equal to 937,500 shares issued at a per share value of $8.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $6.375 million and a maximum value of $8.625 million. Based on the $8.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 796,875 shares at the minimum to 1,078,125 shares at the maximum. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $9.919 million without a resolicitation. Based on the $8.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,239,843. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 45.0% ownership interest of the Holding Company. Accordingly, the offering range of the minority stock will be $2.869 million at the minimum, $3.375 million at the midpoint, $3.881 million at the maximum and $4.463 million at the top of the super range. Based on the public offering range, the public ownership of the shares will represent 45.0% of the shares issued, with the MHC owning the majority of the shares.

LIMITING FACTORS AND CONSIDERATIONS

        Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

        RP Financial's valuation was determined based on the financial condition and operations of Monadnock as of December 31, 2003, the date of the financial data included in the regulatory applications and prospectus.

        RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

BOARD OF DIRECTORS
MARCH 5, 2004
PAGE 5


        The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.


                                                  Respectfully submitted,
                                                  RP FINANCIAL, LC.




                                                  William E. Pommerening
                                                  Chief Executive Officer




                                                  James J. Oren
                                                  Senior Vice President

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

RP FINANCIAL, LC.


                                              TABLE OF CONTENTS
                                          MONADNOCK COMMUNITY BANK
                                         PETERBOROUGH, NEW HAMPSHIRE


                                                                                                      PAGE
         DESCRIPTION                                                                                 NUMBER
         -----------                                                                                 ------

    CHAPTER ONE                        OVERVIEW AND FINANCIAL ANALYSIS
    -----------
         Introduction                                                                                 1.1
         Plan of Reorganization                                                                       1.1
         Strategic Overview                                                                           1.2
         Balance Sheet Trends                                                                         1.6
         Income and Expense Trends                                                                    1.10
         Interest Rate Risk Management                                                                1.13
         Lending Activities and Strategy                                                              1.14
         Asset Quality                                                                                1.17
         Funding Composition and Strategy                                                             1.17
         Subsidiary Operations                                                                        1.18
         Legal Proceedings                                                                            1.18



    CHAPTER TWO                                  MARKET AREA
    -----------

         Introduction                                                                                 2.1
         National Economic Factors                                                                    2.2
         Economic and Interest Rate Environment                                                       2.3
         Market Area Demographics                                                                     2.4
         Local Economy                                                                                2.6
         Competition                                                                                  2.8
         Summary                                                                                      2.10



    CHAPTER THREE                            PEER GROUP ANALYSIS
    -------------

         Peer Group Selection                                                                         3.1
         Basis of Comparison                                                                          3.2
         Monadnock's Peer Group                                                                       3.3
         Financial Condition                                                                          3.6
         Income and Expense Components                                                                3.9
         Loan Composition                                                                             3.13
         Credit Risk                                                                                  3.13
         Interest Rate Risk                                                                           3.16
         Summary                                                                                      3.18

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

RP FINANCIAL, LC.


                                          MONADNOCK COMMUNITY BANK
                                         PETERBOROUGH, NEW HAMPSHIRE
                                                 (CONTINUED)

                                                                                                      PAGE
         DESCRIPTION                                                                                 NUMBER
         -----------                                                                                 ------

    CHAPTER FOUR                             VALUATION ANALYSIS
    ------------
         Introduction                                                                                 4.1
         Appraisal Guidelines                                                                         4.1
         RP Financial Approach to the Valuation                                                       4.2
         Valuation Analysis                                                                           4.3
             1.   Financial Condition                                                                 4.3
             2.   Profitability, Growth and Viability of Earnings                                     4.5
             3.   Asset Growth                                                                        4.7
             4.   Primary Market Area                                                                 4.7
             5.   Dividends                                                                           4.8
             6.   Liquidity of the Shares                                                             4.9
             7.   Marketing of the Issue                                                              4.10
                      A.   The Public Market                                                          4.10
                      B.   The New Issue Market                                                       4.15
                      C.   The Acquisition Market                                                     4.17
             8.   Management                                                                          4.19
             9.   Effect of Government Regulation and Regulatory Reform                               4.19
         Summary of Adjustments                                                                       4.20
         Basis of Valuation - Fully-Converted Pricing Ratios                                          4.20
         Valuation Approaches:  Fully-Converted Basis                                                 4.23
             1.   Price-to-Earnings ("P/E")                                                           4.25
             2.   Price-to-Book ("P/B")                                                               4.27
             3.   Price-to-Assets ("P/A")                                                             4.27
         Comparison to Recent Conversions and MHC Offerings                                           4.28
         Valuation Conclusion                                                                         4.28

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

RP FINANCIAL, LC.


                                               LIST OF TABLES
                                          MONADNOCK COMMUNITY BANK
                                         PETERBOROUGH, NEW HAMPSHIRE


TABLE
NUMBER                  DESCRIPTION                                                              PAGE
------                  -----------                                                              ----
 1.1          Historical Balance Sheet                                                           1.7
 1.2          Historical Income Statement                                                        1.11


 2.1          Summary Demographic/Economic Information                                           2.5
 2.2          Eau Claire County Major Employers                                                  2.7
 2.3          Primary Market Area Employment Sectors                                             2.8
 2.4          Market Area Unemployment Trends                                                    2.8
 2.5          Deposit Summary                                                                    2.9


 3.1          Peer Group of Publicly-Traded Thrifts                                              3.5
 3.2          Balance Sheet Composition and Growth Rates                                         3.7
 3.3          Income as a Percent of Average Assets and Yields, Costs, Spreads                   3.10
 3.4          Loan Portfolio Composition Comparative Analysis                                    3.14
 3.5          Interest Rate Risk Measures and Net Interest Income Volatility                     3.15
 3.6          Credit Risk Measures and Related Information                                       3.17


 4.1          Market Area Unemployment Rates                                                     4.8
 4.2          Recent Conversion Pricing Characteristics                                          4.16
 4.3          Market Pricing Comparatives                                                        4.18
 4.4          Valuation Adjustments                                                              4.20
 4.5          MHC Institutions - Full Conversion Data                                            4.22
 4.6          Derivation of Core Earnings                                                        4.25
 4.7          MHC Institutions - Implied Pricing Ratios, Full Conversion Basis                   4.26
 4.8          Pricing Table:  MHC Public Market Pricing                                          4.30

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RP FINANCIAL, LC.
PAGE 1.1


                       I. OVERVIEW AND FINANCIAL ANALYSIS


INTRODUCTION

        Monadnock is a federally chartered mutual savings and loan association operating from a single office location in Peterborough, New Hampshire. A map of the Bank's office location is provided in Exhibit I-1. The Bank's primary regulators are the Office of Thrift Supervision and the Federal Deposit Insurance Corporation ("FDIC"). Monadnock is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the FDIC. At December 31, 2003, Monadnock had $43.7 million in assets, $34.4 million in deposits and total equity of $2.5 million or 5.68% of total assets.

PLAN OF REORGANIZATION

        The Board of Directors recently adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization (the "Reorganization"). Pursuant to the Reorganization, Monadnock proposes to remain a federally chartered savings and loan association and reorganize into a federal mutual holding company under OTS regulation. As part of the Reorganization, Monadnock will become a wholly-owned subsidiary of Monadnock Community Bancorp, Inc. (the "Holding Company") a federal corporation, and the Holding Company will issue a majority of its common stock to Monadnock Mutual Holding Company (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the Reorganization, the MHC will retain $50,000 for initial capitalization and the Holding Company will retain $500,000 of the net conversion proceeds. Immediately after consummation of the Reorganization, it is not anticipated that the MHC or the Holding Company will engage in any business activity other than ownership of their respective subsidiaries.

        The MHC will own a controlling interest in the Holding Company of at least 51%, and the Holding Company will be the sole subsidiary of the MHC. The Holding Company will also own 100% of the Bank's outstanding stock. The Holding Company's initial activity will be ownership of its subsidiary, Monadnock, investment of the net cash proceeds retained at the

RP FINANCIAL, LC.
PAGE 1.2


holding company level (initially in short- and intermediate-term investment securities) and extending a loan to the Bank's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Holding Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

STRATEGIC OVERVIEW

        Monadnock maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Following a charter conversion from a credit union to a thrift in 1996, Monadnock's operating strategy has focused on expanding the asset base of the Bank in order to leverage the capital base and gain certain efficiencies of scale to enhance income. The lending function has followed two primary business lines; loans secured by 1-4 family residential properties and loans secured by commercial real estate/commercial business properties and security. The residential loans have included both first mortgage loans and home equity/second mortgage loans. In the past, retail deposits have constituted the principal components of the Bank's interest-bearing liability base, with borrowed funds also utilized for the strategy of fully leveraging the available capital base. The Bank's residential mortgage loan portfolio is comprised of both fixed rate loan and adjustable rate loans, with the adjustable rate mortgage loans aiding in interest rate risk management.

        Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes a balance of commercial real estate loans, with such loans secured by various commercial real estate such as multi-family properties and non-residential real estate. Such lending provides both an attractive yield for interest income, and assists in interest rate risk management as most of these loans are adjustable in nature. In addition, the Bank originates a level of commercial business loans, providing income and interest rate risk benefits similar to the commercial real estate loans. Pursuant to the Bank's current strategic plan, Monadnock will remain primarily a residential real estate and commercial real estate/commercial business lender with initially little emphasis on consumer lending.

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RP FINANCIAL, LC.
PAGE 1.3


        Monadnock utilizes the services of a regional mortgage banking company to process the originations of residential real estate loans. The Bank identifies potential residential loan customers, refers the customer to the mortgage banking company, and receives a referral fee from the mortgage banking company. The mortgage banking company originates the loan, and Monadnock has the option of "repurchasing" the loan and placing the loan in portfolio. The Bank is able to selectively repurchase loans based on liquidity, interest rate risk and yield criteria. This arrangement has also permitted the Bank to keep personnel and overhead costs at a minimum. In the future, once the Bank has reached an acceptable level of loan activities, including originations, certain of these functions may be brought in-house. The Bank has not historically sold conforming long-term fixed rate residential loans into the secondary market, preferring to keep such loans in portfolio for income purposes. The Bank may, in the future, examine the possibility of becoming qualified to sell loans in the secondary market and begin such activities.

        Monadnock's emphasis on real estate lending, and a detailed approach to loan portfolio monitoring of the commercial real estate loan portfolio, has acted to limit the credit risk associated with the overall loan portfolio. This overall presence of low credit risk lending has resulted in substantially lower levels of classified assets and non-performing loans or delinquencies, along with only moderate levels of loan loss provisions. In the most recent fiscal years, the Bank was able to decrease the level of the allowances for loan and lease losses due to higher overall credit quality. In an effort to lessen credit risk, Monadnock emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio is also minimized by a loan portfolio tracking system which tracks borrower financial characteristics, among other parameters.

        Monadnock has historically maintained noticeable levels of investment in investment securities, although the balance of such securities has declined in the past two fiscal years due to the increased emphasis on building the loan portfolio. In the most recent two fiscal years, the investment in investments has been restricted primarily to mortgage-backed securities ("MBS") issued by Ginnie Mae, which carry adjustable interest rate terms. Thus, the general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily

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RP FINANCIAL, LC.
PAGE 1.4


managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. In addition to the MBS, The investment portfolio is comprised primarily of cash and cash equivalents, interest bearing deposits with other financial institutions, and FHLB stock.

        Retail deposits and to a lesser extent, borrowings, have served as the primary interest-bearing funding sources for the Bank. Monadnock has utilized borrowings, consisting solely of FHLB advances in the last three years as a source of funds to fully leverage the capital base. The most recent use of borrowed funds has consisted of FHLB advances with laddered maturities extending out for an approximate two or three-year average life. Growth in deposits has included a mixture of CDs and transaction and savings accounts. NOW and money market funds account for the largest portion of the Bank's deposit composition, and the Bank does not utilize brokered deposits. Retail deposits and borrowed funds are expected to be the primary sources to fund the Bank's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

        Monadnock's earnings base is largely dependent upon net interest income and operating expense levels. The Bank's net interest margin has been limited by the historical low capital ratio, which has resulted in a relatively equal interest-earning assets/interest-bearing liabilities ratio. The elevated level of investment securities held in portfolio also has kept interest income lower. As a positive factor, the balance of low cost core deposit accounts (savings accounts) held in the deposit portfolio have assisted in increasing the net interest margin.

        Operating expenses represent the other major component of the Bank's earnings, and these expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects primarily the overall small size of the Bank, which results in lower efficiencies in terms of personnel and the overall expense base. However, the asset growth pursued since fiscal 1999 has acted to leverage the expense base to a certain extent, and the operating expense ratio has declined for each of the last five fiscal years. The Bank's increased capital position following the infusion of conversion proceeds is expected to facilitate additional leveraging of the operating expense ratio. At the same time, Monadnock will incur additional operating expenses following the conversion,

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RP FINANCIAL, LC.
PAGE 1.5


including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio will be moderated by these factors.

        The post-conversion business plan of the Bank is expected to continue to focus on products and services which have facilitated the recent growth of the Bank, with the immediate leverage of the additional capital used to purchase certain investment securities such as MBS, pending re-deployment into whole loans receivable. Monadnock will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing and commercial real estate and commercial business financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows.

        The Bank's Board of Directors has elected to pursue the minority stock offering in order to improve the competitive position of Monadnock. The additional capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Monadnock as well as support the expansion of the Bank's strategic focus of providing competitive community banking services in its local market area. Monadnock's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through establishing one or more additional branches in the market area served. In addition, the Bank or the Holding Company will consider branch acquisitions, acquisitions of other regional thrifts, credit unions or commercial banks, however the Bank's overall post-conversion size and capital base will limit opportunities for acquisition. Monadnock's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in Monadnock's funding costs. The Bank's projected internal use of proceeds are highlighted below.

        o MHC. The Holding Company intends to capitalize the MHC with $50,000 of cash. The primary activity of the MHC will be ownership of the majority interest in the Holding Company. Such cash is expected to be invested into low risk liquid investments.

        o MONADNOCK BANCORP. The Holding Company is expected to retain $500,000 of net conversion proceeds. At present, funds at the Holding Company level are

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RP FINANCIAL, LC.
PAGE 1.6


                expected to be utilized to fund the ESOP, with the remaining funds used for Holding Company operating expenses and for reinvestment into earning assets. Monadnock Community Bancorp does not intend to begin paying cash dividends after completing the conversion. The remaining funds held at the Holding Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes.

        o MONADNOCK. The remaining net conversion proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund the ESOP stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.


        Overall, it is the Bank's objective to pursue growth that will serve to increase returns and operating efficiencies, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Monadnock's operations. Initial growth, intended to be achieved through the use of additional borrowed funds, will be reinvested into investment securities, such as MBS, pending eventual reinvestment into whole loans receivable.

BALANCE SHEET TRENDS

        From December 31, 1999 through December 31, 2003, Monadnock exhibited annual asset growth of 10.6% (see Table 1.1). During this period, the Bank's interest-earning asset composition experienced an increase in the proportion of loans receivable from 56.5% of assets at fiscal year end 1999 to 70.3% of assets at December 31, 2003. Since fiscal 2001, asset growth has been funded with increases in both deposits and borrowings. The Bank's audited financial statements are incorporated by reference in Exhibit I-2, and a summary of Monadnock' key operating ratios for the past five fiscal years are presented in
Exhibit I-3.

        Monadnock' loans receivable portfolio increased at a 16.7% annual rate from fiscal year end 1999 through December 31, 2003, although the portfolio declined moderately through December 31, 2001. Since that date, the loan portfolio has more than doubled, with net loan growth approximating $16.1 million over the two year time period. Recent residential loan growth has been sustained by the Bank's efforts to purchase loans from the regional mortgage banking company, and commercial real estate and commercial business loan growth has

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

RP FINANCIAL, LC.
PAGE 1.7


                                                   Table 1.1
                                           Monadnock Community Bank
                                           Historical Balance Sheets



                                                             As of December 31,
                           ------------------------------------------------------------------------------------
                                     1999                          2000                          2001
                           ------------------------      ------------------------      ------------------------
                             Amount        Pct(1)          Amount        Pct(1)          Amount        Pct(1)
                             ------        ------          ------        ------          ------        ------
                             ($000)         (%)            ($000)         (%)            ($000)         (%)
Total Amount of:
Assets                      $29,290       100.00%         $33,667       100.00%         $38,499       100.00%
Loans Receivable (net)       16,546        56.49%          14,584        43.32%          14,611        37.95%
Cash and Equivalents          1,027         3.51%           1,342         3.99%             646         1.68%
Investment Securities        11,023        37.63%          17,032        50.59%          22,705        58.98%
Fixed Assets                    197         0.67%             203         0.60%             194         0.50%
Other Assets                    497         1.70%             506         1.50%             344         0.89%

Deposits                     26,948        92.00%          31,113        92.41%          29,854        77.54%
FHLB Advances                     0         0.00%               0         0.00%           6,000        15.58%
Other Liabilities                50         0.17%              90         0.27%              93         0.24%
Stockholders Equity           2,291         7.82%           2,465         7.32%           2,553         6.63%

AFS Adjustment                 (109)       -0.37%              53         0.16%              92         0.24%

Offices Open                      1                             1                             1

(CONTINUED)

                                                                                       12/31/99-
                                              As of December 31,                       12/31/03
                           -------------------------------------------------------    Annualized
                                     2002                          2003               Growth Rate
                           ------------------------      -------------------------    -----------
                             Amount        Pct(1)          Amount         Pct(1)          Pct
                             ------        ------          ------         ------          ---
                             ($000)          (%)           ($000)           (%)           (%)

Total Amount of:
Assets                      $41,289        100.00%        $43,740        100.00%          10.55%
Loans Receivable (net)       18,602         45.05%         30,728         70.25%          16.74%
Cash and Equivalents          1,369          3.31%          1,923          4.40%          16.98%
Investment Securities        20,870         50.55%         10,658         24.37%          -0.84%
Fixed Assets                    194          0.47%            189          0.43%          -1.06%
Other Assets                    254          0.62%            242          0.55%         -16.45%

Deposits                     31,621         76.58%         34,432         78.72%           6.32%
FHLB Advances                 7,000         16.95%          6,747         15.43%              NM
Other Liabilities                71          0.17%             78          0.18%          11.54%
Stockholders Equity           2,597          6.29%          2,483          5.68%           2.03%

AFS Adjustment                   73          0.18%            (68)        -0.16%         -11.14%

Offices Open                      1                             1                         ---

(1)     Ratios are as a percent of ending assets.

Source:  Monadnock's audited financial reports.

RP FINANCIAL, LC.
PAGE 1.8


occurred through additional internal lending activities. The Bank does sell loans into the secondary market, although the Bank maintained a small portfolio of loans serviced for others ($1.6 million) as of December 31, 2003, resulting from previous lending activities.

        Monadnock' historical emphasis on 1-4 family and commercial real estate lending is reflected in its loan portfolio composition, as 53.3% of total loans receivable consisted of 1-4 family mortgage loans at December 31, 2003, while commercial real estate loans comprised 27.0% of loans receivable as of the same date. Recent growth trends in the Bank's loan portfolio show increased concentration by the Bank into the lower risk residential loans. Specifically, commercial real estate loans decreased from 37.5% of total loans receivable at December 31, 2002 to the current 27.0% of total loans receivable at December 31, 2003. As the result of this decline, the Bank's 1-4 family loans, including second mortgage loans, increased from 47.2% to 59.9% of total loans outstanding at December 31, 2002 and December 31, 2003, respectively. Commercial business lending, while small in balance, has also been a recent emphasis by Monadnock, increasing from $2.0 million as of December 31, 2002 to $3.1 million as of December 31, 2003. Over the same time period, Monadnock has engaged in minimal construction and consumer lending.

        The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting Monadnock's overall profitability, credit, reinvestment, liquidity and interest rate risk objectives. As such, the Bank's cash and investment securities portfolio has historically been limited to MBS, cash and cash equivalents, including funds on overnight deposit with other financial institutions, certificates of deposit with other financial institutions, and Federal Home Loan Bank stock. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 28.8% of assets at fiscal year end 2003 to a high of 60.7% of assets at December 31, 2001. The general decline in cash and investment since that date reflects the effects of the overall increase in the loan portfolio as a percent of the asset base. As of December 31, 2003, the investment portfolio was comprised primarily of cash and cash equivalents ($1.9 million), FHLB stock ($0.7 million) and Ginnie Mae MBS ($10.1 million). The Ginnie Mae securities provide additional interest income with low interest rate risk and the ability to sell such securities as they are classified as held for sale. Exhibit I-4 provides detail of the Bank's investment portfolio. It is anticipated that conversion

RP FINANCIAL, LC.
PAGE 1.9


proceeds retained at the Holding Company level will primarily be invested into investments with short-term adjustment periods or maturities pending deployment into whole loans receivable.

        Table 1.1 also presents trends in the level of fixed assets since December 31, 1999, and illustrates that the Bank has operated with relatively moderate levels of investment in fixed assets. The level of such assets has remained relatively constant since 1999, as the Bank leases its single office facility, and such level is below industry averages. The relative investment in fixed assets positively impacts the Bank's reported income, as the Bank experiences lower depreciation expense, and maintains more assets in interest earning asset form.

        Over the past five years, Monadnock' funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 1999 through December 31, 2003, the Bank's deposits increased at an annual rate of 6.3%, as Monadnock gained deposits through continued marketing efforts to build the deposit base. As of December 31, 2003, CDs and NOW/money market accounts represented 42.9% and 46.0% of the Bank's total deposits, respectively. During fiscal 2003, Monadnock's transaction and savings accounts increased by $5.1 million, or 35%, to a total of $19.7 million, while CDs declined by $2.3 million. During this time, savings, NOW and money market deposit accounts all increased in balance. As of December 31, 2003, the Bank had no brokered CDs in the deposit base.

        Borrowings serve as an alternative funding source for the Bank to enable the Bank to fully leverage the capital base, support control of deposit costs and to aid in interest rate risk management. The Bank has used borrowings only in the most recent three fiscal years, and as of December 31, 2003, borrowings held by Monadnock totaled $6.7 million, or 16.1% of total deposits and borrowings. All of the borrowings held by Monadnock at December 31, 2003 consisted of FHLB advances, with such advances laddered over a period not to exceed three years. Additional borrowings, deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

RP FINANCIAL, LC.
PAGE 1.10


        Since fiscal year end 1999, positive earnings translated into an annual capital growth rate of 2.0% for the Bank. Capital growth lagged the Bank's asset growth rate, as Monadnock's equity-to-assets ratio decreased from 7.8% at fiscal year end 1999 to 5.7% at December 31, 2003. All of the Bank's capital consists of tangible capital. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2003. The addition of conversion proceeds will serve to strengthen Monadnock's capital position and competitive posture within its primary market area, as well as support expansion of the asset base. At the same time, as the result of the Bank's increased pro forma capital position, Monadnock's ROE can be expected to be below industry averages following its conversion.

INCOME AND EXPENSE TRENDS

        Table 1.2 shows the Bank's historical income statements from fiscal year 1999 through fiscal year 2003. The Bank reported positive earnings over the past five years, ranging from a low of 0.04% of average assets during fiscal 2000 to a high of 0.48% of average assets during fiscal 1999. For fiscal 2003, Monadnock reported net income of $27,000, or 0.06% of average assets. Consistent with the Bank's thrift operating strategy, net interest income, non-interest income and operating expenses have been the dominant factors in Monadnock's income statement. Loan loss provisions have not been a significant factor in the Bank's income statement. Monadnock has reported various types of non-operating items (gains or losses) in the past three years, with most of the recent items consisting of gains on the sale of investment securities.

        Monadnock maintained a net interest margin between 3.72% and 2.55% of average assets throughout the period shown in Table 1.2. During the most recent fiscal year, the net interest margin has narrowed due to the Bank's maintenance of a relatively high concentration of short term or adjustable investment securities (Ginnie Mae MBS) in portfolio, along with a balances of adjustable rate commercial real estate/commercial business loans that are generally tied to the prime rate of interest. All of these types of assets carry relatively lower yields in the current low interest rate environment. Interest expense totals are favorably affected by the balance of core deposits held in portfolio, and the use of shorter term FHLB advances which currently carry


RP FINANCIAL, LC.
PAGE 1.11


                                                           Table 1.2
                                                   Monadnock Community Bank
                                                 Historical Income Statements


                                                                 For the Fiscal Year Ended December 31,
                                           ----------------------------------------------------------------------------------
                                                    1999                         2000                         2001
                                           ------------------------     ------------------------     ------------------------
                                             Amount        Pct(1)         Amount       Pct(1)          Amount       Pct(1)
                                             ------        ------         ------       ------          ------       ------
                                             ($000)         (%)           ($000)         (%)           ($000)         (%)
 Interest Income                                $2,146        7.33%          $2,635        8.37%          $2,565        7.11%
 Interest Expense                               (1,055)      -3.60%          (1,536)      -4.88%          (1,491)      -4.13%
                                                -------      ------          -------      ------          -------      ------
 Net Interest Income                            $1,090        3.72%          $1,099        3.49%          $1,073        2.97%
 Provision for Loan Losses                         (60)      -0.20%             (48)      -0.15%              25        0.07%
                                                   ----      ------             ----      ------             ---        -----
 Net Interest Income after Provisions           $1,030        3.52%          $1,051        3.34%          $1,098        3.04%

Gain on Sale of Loans                               $0        0.00%              $0        0.00%              $0        0.00%

Other Income                                      $117        0.40%            $103        0.33%            $112        0.31%
Operating Expense                               (1,278)      -4.36%          (1,179)      -3.75%          (1,222)      -3.39%
                                                -------      ------          -------      ------          -------      ------
 Net Operating Income                            ($130)      -0.45%            ($25)      -0.08%            ($12)      -0.03%

Gain(Loss) on Sale of Investments                   $0        0.00%            ($14)      -0.04%            $120        0.33%
FHLB Advance Prepayment Penalty                      0        0.00%               0        0.00%               0        0.00%
Gain on Sale of SBA Loans                          151        0.51%              23        0.07%               0        0.00%
Gain on Sale of Fixed Assets                         5        0.02%               0        0.00%               0        0.00%
Other REO Inc./Expense                              78        0.27%             (13)      -0.04%             (33)      -0.09%
                                                   ---        -----             ----      ------             ----      ------
  Net Non-Operating Income/(Expense)              $234        0.80%             ($4)      -0.01%             $87        0.24%

 Net Income Before Tax                            $103        0.35%            ($29)      -0.09%             $76        0.21%
 Income Taxes                                       38        0.13%              40        0.13%             (26)      -0.07%
                                                   ---        -----             ---        -----             ----      ------
 Net Income (Loss)                                $141        0.48%             $11        0.04%             $49        0.14%

Adjusted Earnings:
------------------
 Net Income                                       $141        0.39%             $11        0.03%             $49        0.14%
Add(Deduct): Non-Operating (Inc)/Exp              (234)      -0.65%               4        0.01%             (87)      -0.24%
Tax Effect                                         (85)      -0.24%              (5)      -0.01%              30        0.08%
                                                   ----      ------              ---      ------             ---        -----
     Adjusted Earnings:                          ($178)      -0.49%             $10        0.03%             ($7)      -0.02%

(CONTINUED)


                                                  For the Fiscal Year Ended December 31,
                                           -----------------------------------------------------
                                                    2002                         2003
                                           ------------------------     ------------------------
                                             Amount       Pct(1)          Amount       Pct(1)
                                             ------       ------          ------       ------
                                             ($000)         (%)           ($000)         (%)

 Interest Income                                $2,265        5.38%          $1,961        4.39%
 Interest Expense                               (1,097)      -2.61%            (825)      -1.85%
                                                -------      ------            -----      ------
 Net Interest Income                            $1,168        2.77%          $1,136        2.55%
 Provision for Loan Losses                           0        0.00%              50        0.11%
                                                    --        -----             ---        -----
 Net Interest Income after Provisions           $1,168        2.77%          $1,186        2.66%

Gain on Sale of Loans                               $0        0.00%             $27        0.06%

Other Income                                      $151        0.36%            $143        0.32%
Operating Expense                               (1,324)      -3.15%          (1,343)      -3.01%
                                                -------      ------          -------      ------
 Net Operating Income                              ($6)      -0.01%             $14        0.03%

Gain(Loss) on Sale of Investments                  $68        0.16%             $51        0.11%
FHLB Advance Prepayment Penalty                      0        0.00%             (33)      -0.07%
Gain on Sale of SBA Loans                            0        0.00%               0        0.00%
Gain on Sale of Fixed Assets                         0        0.00%               0        0.00%
Other REO Inc./Expense                              (1)       0.00%               0        0.00%
                                                    ---       -----              --        -----
  Net Non-Operating Income/(Expense)               $67        0.16%             $18        0.04%

 Net Income Before Tax                             $61        0.14%             $32        0.07%
 Income Taxes                                        3        0.01%              (5)      -0.01%
                                                    --        -----              ---      ------
 Net Income (Loss)                                 $63        0.15%             $27        0.06%

Adjusted Earnings:
------------------
 Net Income                                        $63        0.15%             $27        0.06%
Add(Deduct): Non-Operating (Inc)/Exp               (67)      -0.16%             (51)      -0.11%
Tax Effect                                          (3)      -0.01%               8        0.02%
                                                    ---      ------              --        -----
     Adjusted Earnings:                            ($6)      -0.01%            ($16)      -0.04%

        (1) Ratios are as a percent of average assets.
        Source:  Monadnock's audited financial statements.

RP FINANCIAL, LC.
PAGE 1.12


relatively low rates. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

        Sources of non-interest operating income have been a moderate contributor to the Bank's earnings in recent years, as Monadnock has historically generated a level of income from the customer base. During the last three fiscal years, non-interest operating income has ranged from 0.31% of average assets to 0.36% of average assets, and consisted of fees and charges on the deposit base, lending operations, and other miscellaneous income sources. At this time the Bank has no plans to further diversify into activities that would generate substantial additional non-interest operating income and, thus, Monadnock's earnings can be expected to be similarly affected by the level of non-interest income.

        Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 3.01% of average assets in fiscal 2003 to a high of 4.36% of average assets in fiscal 1999. Such expenses as a percent of average assets have decreased steadily over the time period shown in Table 1.2. The operating expense ratio for the Bank reflects the overall small asset size of Monadnock, which limits operating efficiencies. The successful reduction in the operating expense ratio since fiscal 1999 reflects the increased asset size of the Bank, which the dollar amount of operating expenses has remained relatively stable, and the use of a mortgage banking company to process residential loan originations. Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

        Overall, the general trends in the Bank's net interest margin and operating expense ratio since 1999 reflect a minimal level of core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Monadnock's expense coverage ratio equaled 0.85 times in fiscal 1999, versus a comparable ratio of 0.85 times during the twelve months ended December 31, 2003. Similarly, Monadnock's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 95.4% for twelve months ended December 31, 2003 was similar to the 94.5% efficiency ratio maintained in fiscal 1999.

RP FINANCIAL, LC.
PAGE 1.13


        Due to increases in asset quality in the past several years, and lack of appreciable levels of loan chargeoffs, Monadnock has recorded recoveries on loan loss provisions in fiscal 2001 and 2003 totaling $75,000, following the establishment of a moderate level of provisions in fiscal 1999 and 2000. The lower level of allowances for loan losses required at present also reflect the increasing proportion of the loan portfolio secured by residential, owner occupied properties and the Bank's assessment of the loan portfolio quality and other factors related to the collectibility of the loan portfolio. As of December 31, 2003, the Bank maintained an allowance for loan losses of $320,000, equal to 79.8% of non-performing assets and accruing loans more than 90 days past due and 1.04% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

        As stated previously, the primary non-operating income or expense item in the most recent three fiscal years consisted of gains on the sale of investment securities. During fiscal 2003 Monadnock determined that it was appropriate to pre-pay certain high-cost FHLB advances with a minimal penalty, and therefore lower the funding costs going forward. Thus, a pre-payment penalty of $33,000 was recorded during fiscal 2003. The Bank's effective tax rate has been affected by the overall low levels of income and certain tax loss carryforwards. On a go forward basis, assuming moderately profitable operation, the Bank's effective tax rate is expected to approximate 40%.

INTEREST RATE RISK MANAGEMENT

        Certain interest rate risk calculations provided by the OTS indicate that Monadnock is not subject to a noticeable level of interest rate risk. As of December 31, 2003, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2% instantaneous and sustained increase in interest rates would result in a 15% decline in the Bank's NPV (see Exhibit I-7).

        The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, Monadnock maintains a loan portfolio with adjustable rate features, including adjustable rate residential loans, and adjustable commercial real estate and commercial business loans. The Bank also maintains a balance of short-term liquid funds and an adjustable rate MBS portfolio. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through emphasizing less interest rate

RP FINANCIAL, LC.
PAGE 1.14


sensitive and lower costing transaction and savings accounts. Exhibit I-8 reveals the characteristics of the Bank's loan portfolio.

        The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

LENDING ACTIVITIES AND STRATEGY

        Monadnock's lending activities have recently emphasized 1-4 family permanent mortgage loans and commercial real estate/commercial business loans, and these loan types continue to comprise the largest concentration of the loan portfolio. Additional lending diversification by the Bank includes a balance of home equity loans and a small balance of consumer loans. Exhibit I-9 provides historical detail of Monadnock's loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2003.

        At December 31, 2003, the Bank's loan portfolio was concentrated in 1-4 family residential mortgage loans totaling $16.5 million, or 53.3% of loans receivable. The Bank's lending staff currently consists of loan originators, who identify potential residential loan customers in the market area. Once a potential loan customer is located, the customer is referred to a regional mortgage banking company, Northeast Home Loan of Brattleboro, Vermont, who has in place the loan underwriting, processing and closing personnel needed to properly originate, process and close a residential loan. All such loans are underwritten by Northeast Home Loan in accordance with secondary market standards. As part of this loan "referral", Monadnock is paid a commission of 65 basis points on all such loans referred to Northeast Home Loan. At the Bank's option, Monadnock has the ability to "repurchase" from Northeast Home Loan any fixed rate loan or any adjustable rate residential mortgage loan that was originally provided by Monadnock. The Bank generally does not hold in portfolio any fixed rate residential loans with terms of 15 years or more and thus those loans remain with Northeast Home Loan. For loans that Monadnock determines that it wants to repurchase, the Bank pays 75 basis points to buy back the loan, plus a 50 basis point fee to purchase the servicing of the loan. These loans are them portfolioed onto the Bank's books.

RP FINANCIAL, LC.
PAGE 1.15


        With this arrangement, Monadnock has been able to keep on-staff personnel costs very low, while at the same time building a balance of local residential loans and a number of banking customers. Following the proposed conversion transaction, Monadnock intends to continue this arrangement with Northeast Home Loan, however upon reaching an acceptable level of overall size and loan origination levels, certain of these functions may be brought in-house at the Bank. First mortgage fixed rate residential loans originated by Monadnock for the purpose of purchasing an owner-occupied home include terms of 10 to 30-years, with loan-to-value ("LTV") ratios of 80% or more requiring private mortgage insurance. The Bank also originates adjustable rate mortgage ("ARM") loans, with such loans indexed to a corresponding term of U.S. Treasuries, primarily with 3/1 or 5/1 year adjustment terms.

        Monadnock also originates residential home equity loans or lines of credit loans, consisting of loans with adjustable rates tied to the prime rate of interest, or fixed rate loans with terms of up to 10 years. Such loans totaled $2.0 million, or 6.6% of loans receivable as of December 31, 2003. Monadnock originates first mortgage home equity loans in amounts up to 80% of the appraised value. LTV's on second mortgage loans are restricted to 80%, in accordance with Bank policy. These loan products are reflective of the Bank's recent business strategy of lending on residential property and providing a broader range of products and services to the customer base. These types of lending will continue to be emphasized over the course of this plan, due to the acceptable yields and credit risk associated with these loans.

        In recent periods Monadnock has been an active originator of commercial real estate loans, consisting of loans on multi-family property and on certain non-residential real estate property. The Bank's senior management team, including the lending function, contains personnel with sufficient experience to operate a commercial loan department. This type of lending is attractive due to the higher yields and adjustable rate nature of these loans, and permits the Bank to operate as a more complete community bank and full service institution, offering a wider array of loan products to the communities served. The generally larger balances of such loans is also attractive to Monadnock as this allows the Bank to operate the lending function more efficiently with fewer personnel required. Such loans totaled $8.9 million as of December 31, 2003 and consisted of loans secured by various small, local commercial business properties and certain multi-family buildings in the local market areas served by the Bank. In order to take

RP FINANCIAL, LC.
PAGE 1.16


advantage of local lending opportunities, provide for higher asset yields and to position the Bank as a more full-service financial institution, Monadnock intends to continue to offer such non-residential mortgage loans, and this will continue to be an area of emphasis for the Bank. Such loans are tied to the prime rate of interest, and are thus short-term adjustable loans. The Bank has in place sufficient experienced personnel in this area of lending in order to facilitate expansion of this area going forward.

        Monadnock, to a minor extent, also originates construction loans on local residential as a business strategy to enhance the overall yield of the loan portfolio, shorten the term to maturity of the loan portfolio, and increase the Bank's presence in the local market area in connection with builders and real estate agents. Construction loans are made on sites that are either pre-sold or, to a lesser extent, speculative homes. Construction loan terms include a maximum LTV of 80% and terms of no more than one year. Lending in this area is not expected to be a material activity over the course of this Plan.

        As of December 31, 2003, non-mortgage loans totaled $3.5 million, or 13.0% of the overall loan portfolio. In parallel with the commercial real estate lending activities, the Bank originates commercial business loans to businesses located in the local market area, with such loans secured by various business assets such as inventory or property, plant and equipment. These loans are primarily prime-based loans and thus are short-term adjustable loans that assist in interest rate risk management. Monadnock does originate a few fixed rate commercial business loans, with terms generally limited to approximately 3-4 years. The Bank has in place the required personnel expertise needed to adequately manage and expand this business activity. Consumer lending has not been an area of emphasis for Monadnock, due to the need for additional personnel to originate and service such loans. Consumer loans totaled $400,000 as of December 31, 2003, and consisted mostly of automobile loans and loans on deposit accounts. These loans are offered in order to provide a broader product line for customers, however such loans are not actively marketed. Such loans are higher yielding and short-term loans, thus assisting in reaching income and interest rate risk goals.

        Exhibit I-11 provides a summary of the Bank's lending activities over the past three years, which shows that originations and purchases of 1-4 family permanent mortgage loans

RP FINANCIAL, LC.
PAGE 1.17


accounted for $12.6 million, or 61.5% of the Bank's total lending volume, with the high level of purchases resulting from the business arrangement with the mortgage banking company in Vermont that was begun in 2003. Originations/purchases of 1-4 family loans were notably higher during fiscal 2003 compared to fiscal 2002 due to this business relationship, which was supported by a higher demand for loans to be refinanced. Commercial real estate and commercial business lending constituted the Bank's other most active area of lending during the past two years, with such originations totaling $5.8 million during fiscal 2003, or 28.5% of all loan originations/purchases.

ASSET QUALITY

        The Bank's balance of non-performing assets and accruing loans that are more than 90 days past due has been moderate over the past two fiscal years, equaling 0.36% and 0.39% of assets as of December 31, 2002 and December 31, 2003, respectively. The consistently strong credit quality has been realized through aggressive oversight of the loan portfolio and selective underwriting. As shown in Exhibit I-12, the Bank's balance of problem assets at December 31, 2003 consisted of $170,000 of non-accruing loans. The non-accruing loan balance consisted of one 1-4 family residential loan and one commercial real estate loan.

        The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $320,000 at December 31, 2003, equal to 1.04% of net loans receivable and 188.24% of non-performing assets and accruing loans more than 90 days past due.

FUNDING COMPOSITION AND STRATEGY

        Deposits have consistently accounted for the Bank's primary source of funds and at December 31, 2003 deposits equaled 84% of Monadnock's interest-bearing funding composition. Exhibits I-13 and I-14 provide the interest rate and maturity composition of the CD portfolio at December 31, 2003. Lower costing NOW and money market accounts, along with savings accounts and non-interest bearing demand accounts, comprise the largest component of the Bank's deposit composition, with such deposits amounting to $19.7 million or 57.1% of total

RP FINANCIAL, LC.
PAGE 1.18


deposits at December 31, 2003. Over the past year, the Bank's concentration of transaction and savings accounts comprising total deposits has increased, as transaction and savings account deposits equaled 46.1% of Monadnock' total deposits at fiscal year end 2002. The increase in core deposits as a percent of total deposits was realized through growth of checking, savings and money market accounts.

        CDs represent the second largest component of the Bank's deposit composition, with Monadnock' current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2003, the CD portfolio totaled $14.8 million or 42.9% of total deposits and 64% of the CDs were scheduled to mature in one year or less. Monadnock does not hold any brokered CDs in portfolio. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

        Borrowings, consisting entirely of FHLB advances, have been utilized by the Monadnock in the most recent fiscal year, primarily to assist in interest rate risk management and to support expansion of operations, as such funds were used to purchase investment securities and fund certain lending operations. The Bank maintained $6.7 million of borrowings at December 31, 2003, versus a balance of $7.0 million as of December 31, 2002. Exhibit I-15 provides further detail of Monadnock' borrowing activities during the past two fiscal years. The advances are short and medium term advances, with terms generally extending out a three year period. Monadnock is expecting to utilize additional borrowings, in addition to deposit growth, internal funding and stock proceeds, to fund the desired growth of the Bank following completion of the conversion. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

SUBSIDIARY OPERATIONS

        As of December 31, 2003, Monadnock did not have any operating subsidiaries.

LEGAL PROCEEDINGS

        Monadnock is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

RP FINANCIAL, LC.
PAGE 2.1


                                -II- MARKET AREA




INTRODUCTION


        The Bank conducts operations in the southwestern portion of the state of New Hampshire through its single office location in Peterborough, New Hampshire (see Exhibit II-1 for details of the Bank's office facility). The New Hampshire counties of Hillsborough and Cheshire represent the Bank's primary market area, with a majority of the Bank's business conducted there. The remaining business operations are conducted in surrounding areas and counties. The combined two counties in which the Bank has a presence had a population of approximately 472,000 as of the year 2003, representing an increase from 455,000 as of the 2000 census. However, the Bank's immediate market area is separated by geographic features from a majority of the population of Hillsborough County which includes the cities of Manchester and Nashua, and the Bank's specific market area is termed the "Monadnock Region". This region is named after the most prominent geographic physical feature, Mount Monadnock, the highest mountain in southern New Hampshire at approximately 3,100 feet. A system of trails and parks make this one of the most popular climbing mountains in the United States. Most of the market area for the Bank is primarily rural in nature, with a number of small population centers in the counties operating as economic and demographic centers. The major cities and population centers within the Bank's market area include Peterborough and New Ipswich in Hillsborough County and Keene and Rindge in Cheshire County.

        The Bank holds a minor market share of deposits in Hillsborough County (approximately 0.5%), and thus has potential for additional growth if given the opportunity to establish a wider branch office network. As with the location of the population base, most of these deposits are located in the population centers of Manchester and Nashua. Monadnock competes with a number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include Bank of New Hampshire, an affiliate of BankNorth N.A. and Ocean National Bank. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies

RP FINANCIAL, LC.
PAGE 2.2


and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

        Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

NATIONAL ECONOMIC FACTORS

        The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. Due in part to the relatively rapid completion of the major war action in Iraq, which was completed in May 2003 after approximately seven weeks of action, the major stock exchange indices have increased during calendar year 2003 and early 2004. Other factors such as a somewhat improved overall economic performance, a continued expectation that interest rates will remain at current historical low levels in the foreseen future, low inflation rates and more positive recent corporate earnings reports, have provided support for the major stock exchanges. The national unemployment rate also declined during the last six months of 2003, to approximately 5.6% at the end of 2003, representing a decline from approximately 6.0%. The end of the war in Iraq also reduced the uncertainty associated with the future supplies of oil from the Mideast. Increasing reports of stronger economic growth, in terms of gross domestic product, and improved corporate earnings has led to a much more positive outlook for 2004. However, the lack of growth in certain economic sectors, such as travel, tourism and manufacturing have tempered overall expectations for a strong economic recovery in the near term future. The size of the projected federal budget deficit in the future has also led to a level of uncertainty about future economic performance. As an indication of the changes in the nation's stock markets over the last twelve months, as of March 5, 2004, the Dow Jones Industrial Average closed at 10529.48 an increase of 39.1% from one year ago, while the NASDAQ

RP FINANCIAL, LC.
PAGE 2.3


Composite Index stood at 2008.78, an increase of 57.1% over the same time period. The Standard & Poors 500 Index totaled 1147.21 as of March 5, 2004, an increase of 42.1%.

ECONOMIC AND INTEREST RATE ENVIRONMENT

        The future success of Monadnock's operations is partially dependent upon various national and local economic trends. Trends in the national economy have improved during calendar year 2003, representing a more positive trend over the slow pace of growth experienced by the nation since the fall of 2000. Reflecting a positive factor, inflation remains relatively low compared to historical levels, increasing at an annual rate of less than 2.0% for 2003. The economic slowdown of 2000 to 2002, the results of the reaction to the September 11 attacks, and other actions by the federal government has eliminated the previous Federal budget surplus and the caused a record budget deficit for fiscal 2004. The economic slowdown has also caused a noticeable increase in unemployment, which increased from several decades lows of below 5.0% in 2000 to 6.0% in late 2003. For December 2003, the unemployment rate had declined to 5.6%, although a large number of potential workers had stopped seeking employment and thus were not counted among the unemployed. During 2003 the economy has showed signs of recovery, termed a "jobless recovery", although certain sectors of the economy remain stagnant. The GDP increased by 4.0% in the fourth quarter of 2003 and a revised 8.2% in the third quarter of 2003, indicating gaining strength to the economy.

        Interest rate trends have remained relatively constant over the past 12 months. The federal reserve has kept key market interest rates at historical lows not seen since the 1950s, having lowered the key interest rates (federal funds and the discount rate) over a dozen times since January 1, 2001. As of the latest Fed rate cut, effective June 2003, the Fed Funds rate was 1.00%, down from 6.50% at the beginning of 2001, while the Discount Rate stood at 0.75%, down from 6.00% at January 1, 2001. Given the current low level of such rates, many analysts to predict that the future direction for interest rates would be upward, although no such changes are predicted for the near term future. The effect of these interest rate cuts has been most evident in short term rates, which have declined more than longer term rates, steepening the overall treasury yield curve. As of March 5, 2004, one- and ten-year U.S. government bonds were

RP FINANCIAL, LC.
PAGE 2.4


yielding 1.11% and 3.82%, respectively, compared to 1.19% and 3.62%, respectively, as of one year ago. See Exhibit II-2 for historical recent interest rate trends.

MARKET AREA DEMOGRAPHICS

        Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2003 and projected through 2008, with additional data provided in Exhibit II-3. Data for the nation and the State of New Hampshire is included for comparative purposes. The Bank's two county market area contained a total population of approximately 472,000 as of 2003, with Hillsborough County, the location of the Bank's office, containing 84% of the population base. However, the population base of Hillsborough County is concentrated in the eastern section of the county, in the cities of Manchester and Nashua, and therefore the Bank's immediate market area in western Hillsborough County is very rural in nature. Cheshire County reflects the area to the west of Hillsborough County, and contains much of the similar rural southern New Hampshire countryside. Both counties reported population growth from 2000 to 2003, although at rates lower than the statewide rate of 1.4% annually. These trends are projected to continue over the next five years through 2008.

        These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions, although the Bank operates in a rural area with small towns functioning as population centers. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

         Table 2.1 also details the age distribution of the residents of the Bank's market area counties in all market area counties, and reveals that overall, the market area counties have similar age distribution characteristics as the state and nation. Cheshire County reported a higher


RP FINANCIAL, LC.
PAGE 2.5

                                         Table 2.1
                                  Monadnock Community Bank
                          Summary Demographic/Economic Information


                                           Year                       Growth     Growth
                           ---------------------------------------     Rate       Rate
                              2000         2003         2008          2000-03   2003-2008
                              ----         ----         ----          -------   ---------
                                                                        (%)        (%)
POPULATION(000)
---------------
United States                  281,422      290,647      305,918         1.1%        1.0%
New Hampshire                    1,236        1,288        1,373         1.4%        1.3%
Hillsborough County                381          396          422         1.3%        1.3%
Cheshire County                     74           76           80         1.0%        0.9%

HOUSEHOLDS(000)
---------------
United States                  105,480      109,440      116,034         1.2%        1.2%
New Hampshire                      475          501          544         1.8%        1.7%
Hillsborough County                144          151          163         1.6%        1.5%
Cheshire County                     28           30           32         1.5%        1.4%

MEDIAN HOUSEHOLD INCOME($)
--------------------------
United States                  $42,729      $46,868      $53,230         3.1%        2.6%
New Hampshire                   49,547       54,650       61,363         3.3%        2.3%
Hillsborough County             54,373       59,267       65,693         2.9%        2.1%
Cheshire County                 43,169       46,992       52,426         2.9%        2.2%

PER CAPITA INCOME($)
--------------------
United States                  $21,587      $24,078      $27,656         3.7%        2.8%
New Hampshire                   23,844       26,816       30,941         4.0%        2.9%
Hillsborough County             25,198       28,143       32,072         3.8%        2.6%
Cheshire County                 20,685       23,179       26,832         3.9%        3.0%

2003 AGE DISTRIBUTION(%)     0-14 Yrs.   15-34 Yrs.   35-54 Yrs.     55+ Yrs.
------------------------     ---------   ----------   ----------     --------

United States                    21.0%        27.0%        30.0%        22.0%
New Hampshire                    20.0%        25.0%        32.0%        23.0%
Hillsborough County              21.0%        25.0%        33.0%        21.0%
Cheshire County                  18.0%        28.0%        30.0%        24.0%

                               Less Than    $25,000 to
2003 HH INCOME DIST.(%)         $25,000       50,000      $50,000+
-----------------------         -------       ------      --------
United States                    26.0%        28.0%        46.0%
New Hampshire                    19.0%        27.0%        54.0%
Hillsborough County              18.0%        24.0%        58.0%
Cheshire County                  23.0%        31.0%        46.0%

Source:  ERSI.

RP FINANCIAL, LC.
PAGE 2.6


rate of residents over 55 years of age and below 15 years, while Hillsborough County reported a more evenly distributed population in terms of age.

        Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that Hillsborough County reported income levels higher than state and national averages and in line with state averages in terms of median household income and incomes over $50,000, while Cheshire County was closer to national averages and lower than the state average. The higher incomes in Hillsborough County reflect the populations located in the major cities of Nashua and Manchester, where income levels can be expected to be higher. However, most of the Bank's customers live in the western, more rural section of Hillsborough County, and thus have more moderate income levels. The relatively low income levels indicate the potential for reduced levels of financial institution deposits, deposit growth and overall need for financial institution services.

LOCAL ECONOMY

        The local Monadnock Region was historically based on manufacturing, but similar to many areas of the country, has been transferred into a more services oriented economy in the last couple of decades with employment in most large economic sectors. However, manufacturing maintains a material presence in the area. Health care and consumer goods are significant sectors of the local economy. In addition, Franklin Pierce College maintains a significant presence in Rindge, near the Massachusetts state border. As shown in the table below, the employment base is well diversified, a positive operating factor for financial institutions as there is no dependence on one area of the economy.

RP FINANCIAL, LC.
PAGE 2.7

                                    Table 2.2
                        Monadnock Region Major Employers


        Employer                                      Industry/Product                       # of Employees
        --------                                      ----------------                       --------------
        OSRAM Sylvania, Inc.                          Automotive/Lighting Products                  1,000
        Crotched Mtn. Rehabilitiation Center          Educational facility                            650
        New Hampshire Ball Bearings                   Manufacturer                                    550
        Franklin Pierce College                       University                                      450
        Monadnock Community Hospital                  Health Care                                     400
        Millipore Corp.                               Industrial Filters                              350
        New England Business Service, Inc.            Business/Custom Forms                           300
        PVA-EPVA, Inc.                                Direct Mail, Fundraisers                        300
        Monadnock Paper Mills                         Fine Papers                                     250
        TFX Medical, Inc.                             Plastic Tubing/Medical Devices                  239
        Eastern Mountain Sports, Inc.                 Headquarters, Outdoor Clothing/Eq.              224
        Millard Group, Inc.                           Brokerage, Marketing Services                   210

        Source: County Chamber of Commerce, as of 2003.

        As shown in Table 2.3 below, the State of New Hampshire and the two market area counties both reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. The market area counties recorded a higher level of agriculture employment, and indication of the rural nature of the market area. In addition, the market area counties reported a higher level of manufacturing employment, while the state of New Hampshire reported a higher level of services employment. Overall, however, with the exception of the manufacturing-based employment, the employment base of the Bank's market area was quite similar to the statewide averages. Construction employment was similar in the market area counties also. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

RP FINANCIAL, LC.
PAGE 2.8


                                    Table 2.3
                     Primary Market Area Employment Sectors
                            (Percent of Labor Force)

Employ. Sectors                       New Hampshire              Market Area
---------------                       -------------              -----------

Services                                 32.3%                      31.1%
Wholesale/Ret. Trade                     23.9                       22.9
Manufacturing                            14.2                       16.6
Government                               10.8                        9.9
Finance, Ins., Real Estate                7.5                        8.2
Construction                              6.1                        6.2
Transportation/Public Util.               3.3                        3.1
Agriculture                               0.6                        0.8
Other                                     1.3                        1.2
                                          ---                        ---
                                        100.0%                     100.0%

Source:  REIS DataSource.


        As shown in Table 2.4, similar to national trends, unemployment in New Hampshire and the two market area counties has decreased in the last twelve months. The lowest unemployment rate was found in Cheshire County. Both market area counties had unemployment rates below the national average, while Cheshire County's rate was also below the state average, a favorable sign as it reflects a certain availability of employment for workforce employers.

                                    Table 2.4
                         Market Area Unemployment Trends

                                       Dec. 2002                 Dec. 2003
Region                                Unemployment              Unemployment
------                                ------------              ------------

United States                             5.7%                      5.4%
New Hampshire                             4.8%                      4.0%
  Hillsborough County                     5.5%                      4.5%
  Cheshire County                         3.5%                      3.0%

Source: U.S. Bureau of Labor Statistics.


COMPETITION

        Due to the overall size of the Hillsborough County market in which the Bank operates, Monadnock holds a minimal market share of deposits of 0.5% (see Table 2.5). With the current market share below 1%, additional deposit growth in the market area is likely achievable,


RP FINANCIAL, LC.
PAGE 2.9


                                                              Table 2.5
                                                      Monadnock Community Bank
                                                           Deposit Summary


                                                                As of June 30,
                              ------------------------------------------------------------------------------------
                                              1999                                         2003
                              -------------------------------------        ---------------------------------------        Deposit
                                              Market      Number of                        Market          No. of       Growth Rate
                              Deposits         Share       Branches        Deposits          Share        Branches        1999-2003
                              --------         -----       --------        --------          -----        --------      -----------
                                                           (Dollars In Thousands)                                             (%)
  STATE OF NEW HAMPSHIRE     $19,431,000       100.0%           408       $29,650,000        100.0%          418              11.1%
      Commercial Banks        13,111,000        67.5%           243        19,756,000         66.6%          229              10.8%
      Savings Institutions     6,320,000        32.5%           165         9,894,000         33.4%          189              11.9%

   HILLSBOROUGH COUNTY        $4,276,384       100.0%           103        $5,974,373        100.0%           98               8.7%
      Commercial Banks         2,644,268        61.8%            72         2,827,249         47.3%           60               1.7%
      Savings Institutions     1,632,116        38.2%            31         3,147,124         52.7%           38              17.8%
         Monadnock                23,020         0.5%             1            31,364          0.5%            1               8.0%

   CHESHIRE COUNTY              $864,149       100.0%            23        $1,023,388        100.0%           23               4.3%
      Commercial Banks           689,124        79.7%            18           750,603         73.3%           17               2.2%
      Savings Institutions       175,025        20.3%             5           272,785         26.7%            6              11.7%


Source: FDIC; OTS.

RP FINANCIAL, LC.
PAGE 2.10


particularly as Monadnock competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions.

        Table 2.5 displays deposit trends for thrifts and commercial banks in the two county Monadnock Region. Since 1999, deposit growth in New Hampshire has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of New Hampshire, approximately 67% of all deposits as of the most recent date.

        Within Hillsborough County, the location of the Bank's office, Monadnock recorded an annualized increase in deposits of 8.0% over the four-year period, while Hillsborough County recorded slightly higher growth of 8.7%. In Hillsborough County, savings institutions deposits increased at an 18% annual rate, while commercial bank deposits increased by a lower 1.7% annual rate. Commercial banks have approximately 47% of deposit funds in Hillsborough County.

SUMMARY

        The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank's market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Monadnock having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

RP FINANCIAL, LC.
PAGE 3.1


                            III. PEER GROUP ANALYSIS


        This chapter presents an analysis of Monadnock's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Monadnock is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Monadnock and the Peer Group, will then be used as a basis for the valuation of Monadnock's to-be-issued common stock.

PEER GROUP SELECTION

        The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were 19 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50 percent of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization, thus limiting acquisition speculation in the stock price; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

        Given the unique characteristic of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Monadnock's valuation should be comprised of subsidiary institutions of mutual holding companies. The Peer Group is consistent with the regulatory guidelines, and other recently completed MHC transactions. Further, the Peer Group should be

RP FINANCIAL, LC.
PAGE 3.2


comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion, companies whose market prices appear to be distorted by speculative factors or unusual operating conditions, and companies who have announced a "remutualization" transaction whereby the MHCs will be acquired by another institution and cease to exist. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

BASIS OF COMPARISON

        This appraisal includes two sets of financial data and ratios for each public MHC institution. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the public MHC institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis assuming the sale of the majority shares held by the MHCs in public offerings based on their respective current prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the public MHC institutions.

        Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used primarily in this Chapter III to make financial comparisons

RP FINANCIAL, LC.
PAGE 3.3


between the Peer Group and the Bank. The differences between the Peer Group's reported financial data and the financial data of Monadnock as a mutual institution are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each public MHC institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between public MHC institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on public MHC institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

MONADNOCK'S PEER GROUP

        Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New Hampshire-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Monadnock. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In the selection process, publicly-traded MHCs with assets of less than $1.0 billion were considered for the Peer Group. Institutions with assets of more than $1.0 billion were considered to be less comparable to Monadnock in terms of resources, financial strength, competitive strength and size and liquidity characteristics of the stock offering. Ten publicly-traded MHC companies currently maintain assets of less than $1.0 billion and all ten were selected for the Peer Group. The universe of all publicly-traded MHC institutions is included as Exhibits III-2A and III-2B, with data provided on nominal pricing basis and on a fully-converted basis, while
Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

RP FINANCIAL, LC.
PAGE 3.4


        Unlike the universe of publicly-traded thrifts, which includes approximately 220 companies, the universe of public MHC institutions is small, thereby limiting the prospects of a relatively comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Monadnock and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Monadnock and the Peer Group.

        Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Monadnock, we believe such companies form a good basis for the valuation of Monadnock, subject to certain valuation adjustments.

        In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (12.32% of assets versus 10.78% for the all public average), generate comparable core earnings on a return on assets basis (0.59% ROA versus 0.66% average for the all public average), and generate a lower core ROE (4.54% core ROE versus 6.79% for the all public average). Please note that RP Financial has used core earnings in this discussion to eliminate the effects of non-operating items. The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

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PAGE 3.5

RP FINANCIAL, LC.
PAGE 3.6

                                                                                               FULLY
                                                                            PEER GROUP       CONVERTED
                                                         ALL                 REPORTED          BASIS
                                                    PUBLICLY-TRADED            BASIS        (PRO FORMA)
        Financial Characteristics (Averages)
        Assets ($Mil)                                  $2,489                   $356            $413
        Equity/Assets (%)                               10.78%                 12.32%          25.14%
        Core Return on Assets (%)                        0.66                   0.59            0.64
        Core Return on Equity (%)                        6.79                   4.54            2.46

        Pricing Ratios (Averages)(1)
        Core Price/Earnings (x)                         20.65x                 29.58x          30.21x
        Price/Book (%)                                 167.69.%               221.34%         102.33%
        Price/Assets (%)                                18.37                  30.82           25.49

        (1)     Based on market prices as of March 5, 2004.

        The following sections present a comparison of Monadnock's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

FINANCIAL CONDITION

        Table 3.2 shows comparative balance sheet measures for Monadnock and the Peer Group. Monadnock's and the Peer Group's ratios reflect balances as of December 31, 2003, unless otherwise indicated for the Peer Group companies. Monadnock's net worth base of 5.7% was below the Peer Group's average net worth ratio of 12.3%. However, this disadvantage will to a great extent be eliminated with the consummation of the reorganization and infusion of the net conversion proceeds. The Bank maintained a zero balance of intangible assets while the Peer Group's capital included intangibles equal to 0.6% of assets. The similar pro forma capital positions of the Bank and the Peer Group indicate a comparable risk perspective and future earnings potential that could be realized through leverage and lower funding costs. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

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PAGE 3.7












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RP FINANCIAL, LC.
PAGE 3.8


        Monadnock maintained a higher proportion of earning assets in loans receivable than the Peer Group, and a correspondingly lower level of cash, cash equivalents and investment securities. The Bank's loans-to-assets ratio of 70.3% exceeded the comparable Peer Group ratio of 58.6%. Comparatively, the Bank's cash and investments-to-assets ratio of 28.6% was lower than comparable ratio for the Peer Group of 36.5%. Overall, Monadnock's interest-earning assets amounted to 98.9% of assets, which was higher than the comparable Peer Group ratio of 95.1%.

        Monadnock's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 78.7% of assets, which was above the Peer Group average of 76.3%. Comparatively, borrowings were utilized to a greater degree by the Bank, as indicated by borrowings-to-assets ratios of 9.7% and 15.4% for the Peer Group and the Bank, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 94.1% and 86.0%, respectively, with the Bank's higher ratio supported by its maintenance of a lower capital position.

        A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on respective ratios of 105.1% and 110.6%. The additional capital realized from stock proceeds should serve to increase the Bank's IEA/IBL ratio, as a portion of the interest free capital realized in Monadnock's stock offering is expected to be deployed into interest-earning assets.

        The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Monadnock's and the Peer Group's growth rates were based on annual growth for the 12 months ended December 31, 2003, or the most recent period available for the Peer Group companies. Monadnock's assets increased at a 5.9% annual rate, versus a 6.7% asset growth rate posted by the Peer Group. Monadnock's asset growth was realized through loan growth, which was in part funded by a decline in cash and investments. Comparatively, asset growth for the Peer Group consisted of cash and investments, as well as loans, with a higher growth rate indicated for cash and investments. Overall, the Bank's asset growth measures would tend to indicate higher earnings growth potential relative to the Peer Group's asset growth measures.

RP FINANCIAL, LC.
PAGE 3.9


However, Monadnock's current disadvantage with respect to leverage capacity will only be equalized following the increase in capital that will be realized from the stock offering.

        An 8.9% increase in deposits funded Monadnock's asset growth, while borrowings declined slightly. Likewise, asset growth for the Peer Group was funded by a 7.2% increase in deposits, while the Peer Group's utilization of borrowings also increased. Capital growth rates posted by the Bank and the Peer Group equaled a negative 4.4% annual rate for Monadnock versus a minimal increase of 0.3% for the Peer Group. The Peer Group's low capital growth rate was attributable to dividend payments and stock repurchases, while the decline in Monadnock's capital account was due to a decrease in the capital adjustment for investment securities classified as "available for sale", offset in part by the moderate net income recorded for the most recent 12 month time period. The increase in capital realized from stock proceeds will potentially restrict the Bank's capital growth rate following the stock offering, although the Bank's business plan projects increased levels of profitability due to post-conversion business strategies that will be implemented utilizing the enhanced capital base.

INCOME AND EXPENSE COMPONENTS

        Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended December 31, 2003, unless otherwise indicated for the Peer Group companies. Monadnock and the Peer Group reported net income to average assets ratios of 0.06% and 0.61%, respectively. A lower net interest margin and lower non-interest income levels accounted for a majority of the Bank's lower return, which was partially offset by the Peer Group's higher level of loan loss provisions.

        Monadnock and the Peer Group reported net interest income to average assets ratios of 2.55% and 3.28%, respectively. Monadnock's interest income ratio was lower than the Peer Group's ratio. The Bank's lower interest income ratio was realized through earning a lower yield on interest-earning assets (4.63% versus 5.56% for the Peer Group), with the Bank's lower ratio due to the maintenance of a balance of low yielding overnight cash and cash equivalents, and a balance of adjustable rate Ginnie Mae MBS in portfolio, along with an adjustable rate loan portfolio, all of which carry relatively low yields in the current low interest rate environment.

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RP FINANCIAL, LC.
PAGE 3.10

RP FINANCIAL, LC.
PAGE 3.11


        Comparatively, the Bank reported a lower interest expense ratio than the Peer Group, which was supported by maintaining a substantial balance of low costing core deposits, particularly in the form of NOW and money market accounts. Overall, the Bank's cost of interest bearing liabilities totaled 2.15% versus 2.36% for the Peer Group. The Bank's advantage in this area was offset in part by the Bank's maintenance of a higher ratio of interest-bearing liabilities as a percent of assets (94.1% versus 86.0% for the Peer Group). Overall, Monadnock and the Peer Group reported interest expense to average assets ratios of 1.85% and 2.03%, respectively.

        In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.01% and 2.91%, respectively. Because of this higher operating expense ratio, the Bank compared less favorably to the Peer Group in terms of number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $2.7 million for the Bank, versus a comparable measure of $3.1 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. In addition, Monadnock's capacity to leverage operating expenses will be similar to the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

        When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings strength was greater than the Bank's. Expense coverage ratios posted by Monadnock and the Peer Group equaled 0.85x and 1.13x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

RP FINANCIAL, LC.
PAGE 3.12


        Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.32% and 0.66% of Monadnock's and the Peer Group's average assets, respectively. The Bank's relatively lower earnings contribution realized from non-interest operating income is indicative of its overall smaller asset size, single office operation and less diversified operations, which limits the amount of various fees and service charges able to be gained from the customer base. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Monadnock's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 104.9% was less favorable than the Peer Group's efficiency ratio of 73.9%. The efficiency ratios indicate that the Bank's lower interest income ratio and lower non-interest income ratio were the most significant factors leading to this difference.

        Loan loss provisions had a larger impact on the Peer Group's earnings, as loss provisions of 0.20% of average assets were established by the Peer Group during the 12 month period. Comparatively, Monadnock recorded a recovery on loan loss provisions previously established in the amount of 0.11% of average assets. The recovery loan loss provisions by the Bank was due to continued improvements in asset quality and growth in low risk residential loans in portfolio.

        Net gains realized from the sale of assets were a minor factor in both the Bank's and the Peer Group's earnings, with such gains amounting to 0.10% and 0.04% of average assets for Monadnock and the Peer Group, respectively. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Bank's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

        Taxes were a smaller factor in the Bank's earnings, based on implied effective tax rates of 15.63% and 30.61%, respectively.

RP FINANCIAL, LC.
PAGE 3.13


LOAN COMPOSITION

        Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage backed securities than maintained by the Peer Group (65.3% versus 46.3% for the Peer Group). The Bank's higher ratio was primarily attributable to maintaining a higher concentration of mortgage backed securities, as Monadnock maintained mortgage-backed securities of 23.0% of assets compared to the Peer Group's investment of 11.2% of assets. Given the Bank's historical philosophy of placing loans in portfolio for investment, loans serviced for others necessarily represented a more significant off-balance sheet item for the Peer Group. However, the Peer Group's average balance of loans serviced for others of $35.6 million implies that the Peer Group companies have also emphasized originating loans for investment. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, as servicing assets equaled 0.05% of the Peer Group's assets.

        Diversification into higher risk types of lending was more significant for the Bank, on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Bank (20.3% of assets), followed by commercial business loans (7.1% of assets). The Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans and commercial business loans, with those portfolios equaling 16.7% of assets. Overall, non-residential property secured lending totaled 28.3% of assets for Monadnock versus 22.7% for the Peer Group. Notwithstanding this more significant diversification into higher risk lending by the Bank, Monadnock reported a lower risk-weighted assets-to-assets ratio compared to the Peer Group's ratio (53.3% versus 55.8% for the Peer Group), as the Bank's remaining assets were invested into low risk cash and investments, including Ginnie Mae MBS.

CREDIT RISK

        The Bank's credit risk exposure appears to be lower than the Peer Group's, on average, based on the ratios of non-performing assets as a percent of assets and loans and the ratios of

RP FINANCIAL, LC.
PAGE 3.14

RP FINANCIAL, LC.
PAGE 3.15

RP FINANCIAL, LC.
PAGE 3.16


reserves as a percent of non-performing assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.39% of assets, which was lower than the comparable Peer Group ratio of 0.71%. The Bank maintained a lower non-performing loans/loans ratio than the Peer Group (0.51% versus 0.82% for the Peer Group). Alternatively, the Bank maintained a similar level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (188.24% versus 223.33% for the Peer Group), and a similar level of reserves as a percent of non-performing loans (203.82% versus 226.76% for the Peer Group). The Bank's credit risk exposure was also considered to be lower in comparison to the Peer Group with respect to the lower levels of net charge-offs recorded for the 12 month period, as net loan charge-offs equaled 0.00% and 0.37% of net loans receivable for the Bank and the Peer Group, respectively.

INTEREST RATE RISK

        Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Monadnock's interest rate risk characteristics were considered to be less favorable than the Peer Group's, as implied by the Bank's lower equity-to-assets and IEA/IBL ratios, offset by a lower level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to place the Bank on a more equal position in comparison to the Peer Group's balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

        To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Monadnock and the Peer Group. In general, the recent relative fluctuations in the Bank's net interest income to average assets ratios were considered to be lower overall to the Peer Group, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Monadnock was viewed as maintaining a lower degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Monadnock' assets.

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RP FINANCIAL, LC.
PAGE 3.17

RP FINANCIAL, LC.
PAGE 3.18


SUMMARY

        Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Monadnock. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
PAGE 4.1


                             IV. VALUATION ANALYSIS


INTRODUCTION

        This chapter presents the valuation analysis and methodology used to determine Monadnock's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

APPRAISAL GUIDELINES

        The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and
(3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP FINANCIAL, LC.
PAGE 4.2


RP FINANCIAL APPROACH TO THE VALUATION

        The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

        The pro forma market value determined herein is a preliminary value for the Holding Company's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

        The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Monadnock's value, the market value of the stocks of public MHC institutions, or Monadnock's value alone. To the extent a change in factors impacting the Bank's value can

RP FINANCIAL, LC.
PAGE 4.3


be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

VALUATION ANALYSIS

        A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Monadnock coming to market at this time.

1.      FINANCIAL CONDITION

        The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

o OVERALL A/L COMPOSITION. Loans funded by retail deposits were the primary components of both Monadnock's and the Peer Group's balance sheets. Monadnock's interest-earning asset composition exhibited a higher concentration of loans as a percent of assets, along with a greater degree of diversification into higher risk and higher yielding types of loans (primarily commercial real estate and commercial business loans). Overall, the level of risk-weighted assets to assets was similar for both the Bank and the Peer Group. Monadnock's funding composition reflected a higher concentration of deposits and borrowings than the comparable Peer Group ratios, indicating lower future borrowing capacity for the Bank. Overall, as a percent of assets, the Bank maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which overall resulted in a lower IEA/IBL ratio for the Bank. The infusion of stock proceeds should serve to increase the Bank's IEA/IBL ratio and, thus, decrease the comparative advantage currently maintained by the Peer Group relative to

RP FINANCIAL, LC.
PAGE 4.4


        the Bank's IEA/IBL ratio. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Bank's overall asset/liability composition.

o CREDIT QUALITY. The Bank maintained a lower ratio of non-performing assets-to-assets than the Peer Group, offset by lower ratios of reserves as a percent of non-performing loans and non-performing assets. The Bank maintained a similar level of loss reserves as a percent of net loans receivable and the Bank's risk weighted assets-to-assets ratio was also similar to the Peer Group's ratio. Monadnock also reported a lower level of net charge-offs than the Peer Group. As stated previously, the Bank maintained a higher ratio of higher risk commercial real estate loans, construction/land loans and non-mortgage loans in comparison to the Peer Group. Overall, in comparison to the Peer Group, the Bank's measures tended to imply a higher degree of credit exposure and RP Financial concluded that a moderate downward adjustment was warranted for the Bank's credit quality.

o BALANCE SHEET LIQUIDITY. The Bank operated with a lower balance of cash and investment securities relative to the Peer Group (28.6% of assets versus 36.5% for the Peer Group). Following the infusion of stock proceeds, the Bank's cash and investments ratio will initially increase with the deployment of proceeds into investments, however over time the Bank intends to place such funds into whole loans. Monadnock's future borrowing capacity was considered to be lower than the Peer Group's, in light of the higher level of borrowings maintained by the Bank; however, both the Bank and the Peer Group were considered to have ample borrowing capacities, particularly as the pro forma capital ratio for the Bank is expected to be similar to the Peer Group. Overall, balance sheet liquidity for the Bank was viewed as being similar to the Peer Group, and thus, RP Financial concluded that no adjustment was warranted for the Bank's balance sheet liquidity.

o FUNDING LIABILITIES. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with borrowings being utilized to a greater degree by the Bank. Notwithstanding, the Peer Group's lower utilization of borrowings, Monadnock's overall cost of funds was lower than the Peer Group's. The Bank currently maintains a higher level of interest-bearing liabilities than the Peer Group. Accordingly, following the stock offering, the increase in Monadnock's capital position should serve to lower the Bank's level of interest-bearing liabilities relative to the Peer Group's. For purposes of this valuation, RP Financial concluded that no adjustment was warranted for Monadnock's funding composition.

o CAPITAL. The Bank operates with a lower pre-conversion capital ratio than the Peer Group, 5.7% and 12.3% of assets, respectively. Following the minority stock offering, Monadnock's pro forma capital position is expected to approximate the Peer Group's equity-to-assets ratio. The Bank's similar pro forma capital position implies similar leverage capacity, similar dependence on interest-bearing liabilities to fund assets and a similar capacity to absorb unanticipated losses. Overall, RP Financial concluded that no adjustment was warranted for the Bank's pro forma capital position.

RP FINANCIAL, LC.
PAGE 4.5


        On balance, Monadnock's financial condition was considered to be similar in comparison to the Peer Group's, when examining conditions such as credit quality, liquidity, funding composition and pro forma capital position. Any advantages enjoyed by the Bank were small, however, and we concluded that no valuation adjustment was warranted for the Bank's financial condition.

2.      PROFITABILITY, GROWTH AND VIABILITY OF EARNINGS

        Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

o REPORTED EARNINGS. The Bank recorded lower earnings on a ROAA basis (0.06% of average assets versus 0.61% for the Peer Group). A lower level of net interest income and lower non-interest income, along with higher operating expenses largely accounted for the Bank's lower return. The lower level of non-interest operating income is indicative of the small overall size, single office operation and less diversified operations of the Bank. In addition to the Bank's current disadvantage in the operating expense ratio, the higher operating expenses associated with implementation of the stock benefit plans following conversion will have a net downward effect on reported net income. The Bank also plans to pursue a branching strategy which is expected to result in increased investment into branch office facilities in the future which would reduce the level of interest income gained from the proceeds. However, the Bank intends to continue a leverage strategy post-conversion, whereby the conversion proceeds will be leveraged initially with investments such as MBS, pending reinvestment into whole loans. Monadnock also believes that the expense base in place at the Bank will support the expected higher level of assets and operations following the conversion, and thus believes that post-conversion earnings will be improved. Thus, Monadnock's reported earnings warranted no adjustment for valuation purposes.

o CORE EARNINGS. The Bank's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest margin, a higher operating expense ratio and a lower level of non-interest operating income. The Bank's adjusted net income was estimated to total a negative $16,000, or 0.04% of average assets, following the exclusion of $51,000 of gains reported on the sale of investment securities. This compares to estimated core net income of 0.59% of average assets for the Peer Group. In addition to these measures, following

RP FINANCIAL, LC.
PAGE 4.6


        conversion the Bank should experience higher expenses associated with the stock benefit plans and the use of available funds for de novo branching. As stated above, the Bank intends to continue a leverage strategy post-conversion, whereby the conversion proceeds will be leveraged initially with investments such as MBS, pending reinvestment into whole loans. This indicates that the Bank's core earnings are more comparable to the Peer Group's and that no adjustment is warranted for the Bank's core earnings.

o INTEREST RATE RISK. Quarterly changes in the Bank's net interest income to average assets ratios indicated a somewhat lower degree of volatility associated with the Bank's net interest margin. Other measures of interest rate risk, such as capital ratios and IEA/IBL ratios were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. The Bank reported a lower level of non-interest earning assets. On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus the Bank's ratios are expected to be more comparable to the Peer Group's balance sheet ratios. Accordingly, RP Financial concluded that the Bank's interest rate risk exposure on a pro forma basis was less to that of the Peer Group's and a slight upward adjustment was warranted for valuation purposes.

o CREDIT RISK. In terms of future exposure to credit quality related losses, the Bank reported lower levels of non-performing assets, and slightly lower levels of reserve coverage ratios. The Bank's overall credit risk is increased by the higher proportion of higher credit risk loans (primarily commercial real estate and commercial business loans). However, the Bank has a low level of chargeoff history. Overall, RP Financial concluded that a slight upward adjustment was warranted for this factor.

o EARNINGS GROWTH POTENTIAL. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity and provide the Bank with additional liquidity for purposes of funding loan growth. Second, opportunities for lending and deposit growth in the Bank's market area are considered to be similar to the primary market areas served by the Peer Group companies in general, as implied by the demographic characteristics associated the primary market area served by Monadnock (i.e. higher population base and per capita income). Exhibit III-3 provides demographic and deposit market share comparisons of Hillsborough County with the primary market area counties served by the Peer Group companies. The Bank's competitive position in the primary market area, as indicated by deposit market share, was viewed as less favorable to the Peer Group's, with Monadnock's 8.0% deposit market share falling well between the 16.3% average and 14.0% median indicated for the Peer Group, however this low deposit market share provides a greater ability to increase deposits in the future. Overall, the Bank's earnings growth potential appears to be above that of the Peer Group's, and, thus, we concluded that a slight upward valuation adjustment was warranted for this factor.

RP FINANCIAL, LC.
PAGE 4.7


o RETURN ON EQUITY. The Bank's return on equity is projected to be somewhat below the comparable averages for the Peer Group, owing to Monadnock's relatively lower earnings position, supported by a similar level of pro forma capital. Howver, the Bank does intend to leverage the capital gained from the stock offering, which is expected to increase returns. Taking these factors into account, we concluded that a slight upward adjustment was warranted for the Bank's ROE.

        Overall, the Bank, in comparison to the Peer Group, indicated lower reported and core earnings, lower interest rate risk exposure, lower credit risk and a less favorable pro forma return on equity, before benefits of leverage. Accordingly, RP Financial concluded that a slight upward adjustment was warranted for the Bank's profitability, growth and viability of earnings.

3.      ASSET GROWTH

        Monadnock's asset growth was lower than Peer Group's during the period covered in our comparative analysis (positive 5.9% versus positive 6.7% for the Peer Group). On a pro forma basis, the Holding Company's equity-to-assets ratio will be similar to the Peer Group's ratio, indicating a similar level of leverage capacity for the Bank. The demographic characteristics of the primary market areas served by the Bank and the Peer Group companies were similar in terms of potential deposit growth, and the Bank does maintain a lower deposit market share, on average. On balance, we believe that no adjustment was warranted for this factor.

4.      PRIMARY MARKET AREA

        The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in the Monadnock region of southwestern New Hampshire, the Bank serves a moderately sized rural area, which is separated by geographical features from the population centers of Nashua, Manchester and Concord, New Hampshire. A positive factor, the region has has experienced population increases in recent years, a trend that is expected to continue through 2008.

        Overall, the markets served by the Peer Group companies were viewed as similar with respect to supporting growth opportunities, as they generally operated in similar sized markets, as Monadnock operates in a rural section of the primary market area. Three of the ten Peer

RP FINANCIAL, LC.
PAGE 4.8


Group company market areas were projected to experience population declines over the next five years. As noted above, the Bank's competitive position in the primary market area, as indicated by deposit market share, was viewed as less favorable to the Peer Group's, with Monadnock's 8.0% deposit market share falling below the 16.3% average and 14.0% median indicated for the Peer Group. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, December 2003 unemployment rates for the markets served by the Peer Group companies were on average higher than the unemployment rate indicated for Hillsborough County. On balance, we concluded that no adjustment was required for the Bank's market area.


                                    Table 4.1
                         Market Area Unemployment Rates
                    Monadnock and the Peer Group Companies(1)

                                                                                  Dec. 2003
                                                           County                Unemployment
                                                           ------                ------------
        Monadnock Community Bank- NH                       Hillsborough               4.5%

        THE PEER GROUP
        Alliance Bank MHC - PA                             Delaware                   4.1%
        BCSB Bancorp, MHC - MD                             Baltimore                  4.5
        Gouverneur Bancorp MHC - NY                        St. Lawrence               8.1
        Greene Co. Bancorp MHC - NY                        Greene                     5.0
        Jacksonville SB MHC - IL                           Morgan                     4.1
        Oneida Financial MHC - NY                          Madison                    7.0
        Pathfinder Bancorp MHC - NY                        Oswego                     8.9
        Rome Bancorp MHC - NY                              Oneida                     5.1
        Westfield Financial Corp. MHC - MA                 Hampden                    6.3
        Webster City Fed Bancorp MHC - IA                  Hamilton                   3.9
                                                                                      ---
            Average                                                                   5.7%

        (1)     Unemployment rates are not seasonally adjusted.

        Source:  U.S. Bureau of Labor Statistics.

5.      DIVIDENDS

        The Bank has indicated that it does not intend to pay a cash dividend following completion of the conversion. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives,

RP FINANCIAL, LC.
PAGE 4.9


financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

        All 10 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.83% to 4.53%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.97% as of March 5, 2004 (see Table 4.8). As of March 5, 2004, approximately 89% of all publicly-traded thrifts (excluding MHCs) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.18% and an average payout ratio of 36.40%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

        Our valuation adjustment for dividends for Monadnock as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Monadnock's pro forma market value would be influenced by the OTS dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

        In light of the Bank's stated intention to not pay a dividend and given the Bank's capacity to pay a dividend comparable to the Peer Group, based on pro forma capitalization, we concluded that a slight downward adjustment was warranted for purposes of dividends relative to the Peer Group.

6.      LIQUIDITY OF THE SHARES

        The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two Peer Group companies trade on the AMEX. Typically, the number of shares outstanding and market

RP FINANCIAL, LC.
PAGE 4.10


capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $10.9 million to $116.8 million as of March 5, 2004, with average and median market values of $34.9 million and $28.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.8 million, with average and median shares outstanding of 1.5 million and 1.0 million, respectively. The Bank's minority stock offering is expected to result in shares outstanding that will be below the Peer Group average and median, and a market capitalization that will be less than the Peer Group average and median. Accordingly, we anticipate that the liquidity in the Bank's stock will be lower to most of the Peer Group companies' stocks. Additionally, it is anticipated that the Holding Company's stock will be listed on OTC Bulletin Board, which would further decrease the liquidity in the Bank's stock. Overall, we concluded that a slight downward adjustment was warranted for this factor.

7.      MARKETING OF THE ISSUE

        Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Holding Company's to-be-issued stock.

        A.      THE PUBLIC MARKET

                The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market

RP FINANCIAL, LC.
PAGE 4.11


trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

                In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. War fears and the uncertain outlook for the economy pulled stocks lower through most of February 2003 and into early-March, as blue chip stocks dropped to a five-month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had initially anticipated.

                Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and improved corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ Composite Index ("NASDAQ") moved to a five-month high in early-May. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

                The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second

RP FINANCIAL, LC.
PAGE 4.12


quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

                Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

                Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were

RP FINANCIAL, LC.
PAGE 4.13


added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and into early-March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. As an indication of the general trends in the nation's stock markets over the past year, as of March 5, 2004, the DJIA closed at 10595.55, an increase of 36.9% from one year ago and the NASDAQ closed at 2047.63, an increase of 56.9% from one year ago. The Standard & Poors 500 Index closed at 1156.86 on March 5, 2004, an increase of 39.6% from one year ago.

                The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated in conjunction with the broader market. Thrift issues traded in a narrow range throughout February 2003 and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stocks continued to be supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war's direction.

                Financial stocks eased higher at the beginning of the second quarter, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader stock market. Profit taking pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp.

RP FINANCIAL, LC.
PAGE 4.14


                The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

                After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

                After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. On March 5, 2004, the SNL Index for all publicly-

RP FINANCIAL, LC.
PAGE 4.15


traded thrifts closed at 1,621.5, an increase of 49.4% from one year ago. The SNL MHC Thrift Index closed at 2,910.0, an increase of 72.0% since March 5, 2003.

        B.      THE NEW ISSUE MARKET

                In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:
(1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift is at a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

        Thrift offerings completed in 2003 and in the first quarter of 2004 have generally been well received, although the total number of offerings completed have been somewhat limited. As shown in Table 4.2, two second-step conversion offerings and two mutual holding company offerings were completed during the past three months. The second-step conversion offerings are considered to be less relevant for our analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Accordingly, the two mutual holding company offering's pro forma pricing ratios on a fully-converted basis were considered to be the most relevant for purposes of a comparative analysis to the Bank's standard conversion pro forma pricing. Cheviot Financial's and Clifton Savings Bancorp's fully-converted pro forma price/tangible book ratio at closing

RP FINANCIAL, LC.
PAGE 4.16

RP FINANCIAL, LC.
PAGE 4.17


averaged 86.2% and pro forma core price/earnings ratio equaled 53.3 times. Based on these two recent conversion's closing market prices as of March 5, 2004, they were trading at an average fully-converted P/TB ratio of 110.4%.

        Table 4.3 presents data regarding recently converted thrifts that are traded on the public market. As stated previously, only two non-MHC conversions have been completed in the last three month time period, and both companies completed second step conversions of mutual holding companies. Since the pricing ratios of second step conversions are not comparable to mutual holding company offerings, the data is not useful for valuation purposes.

        C.      THE ACQUISITION MARKET

                Also considered in the valuation was the potential impact on Monadnock's stock price of recently completed and pending acquisitions of other savings institutions operating in New Hampshire. As shown in Exhibit IV-4, there have been nine thrift acquisitions announced in the New England region since the beginning of 2003, of which two have been completed. To the extent that acquisition speculation may impact the Bank's market value, we have largely taken this into account in selecting companies which operate in the MHC form of ownership, six of which are located in Massachusetts or New York State.

                In addition, we have taken into account the fact that there have been a number of "remutualization" transactions by existing mutual holding companies, whereby existing mutual holding companies have been acquired by other financial institution at relatively strong acquisition pricing multiples. We have taken this factor into account by selecting a Peer Group of existing mutual holding companies that are subject to this type of acquisition speculation. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Monadnock's stock would tend to be less compared to the more seasoned stocks of the Peer Group companies.

RP FINANCIAL, LC.
PAGE 4.18

RP FINANCIAL, LC.
PAGE 4.19


                              * * * * * * * * * * *

                In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate upward adjustment was required in the valuation analysis for purposes of marketing of the issue.

8.      MANAGEMENT

        Monadnock's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Monadnock's Board of Directors and senior management. The Bank, given its asset size, has been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure as indicated by the financial characteristics of the Bank. Monadnock currently does not have any executive management positions that are vacant.

        Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.      EFFECT OF GOVERNMENT REGULATION AND REGULATORY REFORM

        In summary, as a federally-insured savings and loan association operating in the MHC form of ownership, Monadnock will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. The one difference noted between Monadnock and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was

RP FINANCIAL, LC.
PAGE 4.20


already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

SUMMARY OF ADJUSTMENTS

        Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

                                    Table 4.4
                              Valuation Adjustments
                 Monadnock Federal and the Peer Group Companies

        Key Valuation Parameters:                                   Valuation Adjustment
        ------------------------                                    --------------------
        Financial Condition                                         No Adjustment
        Profitability, Growth and Viability of Earnings             Slight Upward
        Asset Growth                                                No Adjustment
        Primary Market Area                                         No Adjustment
        Dividends                                                   Slight Downward
        Liquidity of the Shares                                     Slight Downward
        Marketing of the Issue                                      Moderate Upward
        Management                                                  No Adjustment
        Effect of Government Regulations and Regulatory Reform      No Adjustment

BASIS OF VALUATION - FULLY-CONVERTED PRICING RATIOS

        As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control, thus limiting the potential for acquisition speculation in the stock price; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by certain MHCs which facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-

RP FINANCIAL, LC.
PAGE 4.21


converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100 percent ownership interest in Monadnock as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

        To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) for FDIC-regulated institutions, the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the 10 public MHC institutions that form the Peer Group.

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RP FINANCIAL, LC.
PAGE 4.22

RP FINANCIAL, LC.
PAGE 4.23


VALUATION APPROACHES: FULLY-CONVERTED BASIS

        In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Monadnock's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Monadnock's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Monadnock's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value are described more fully below.

        o CONVERSION EXPENSES. Offering expenses have been assumed to equal the level of fixed expenses for the minority stock offering.

        o EFFECTIVE TAX RATE. The Bank has determined the marginal effective tax rate on the net reinvestment benefit of the conversion proceeds to be 40%.

        o REINVESTMENT RATE. The pro forma section in the prospectus incorporates a 1.26% reinvestment rate, equivalent to yield of the one-year U.S. treasury bill as of December 31, 2003. This assumed reinvestment rate is reasonably similar to the blended reinvestment rate in the first 12 months of the business plan post-conversion, reflecting the current anticipated use of conversion proceeds, incorporating a flat interest rate scenario and the estimated impact of deposit withdrawals to fund stock purchases.

        o STOCK BENEFIT PLANS. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Bank's Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase an amount of stock in the conversion at the initial public offering price that would equal a 4% ownership in the Holding Company, with the Holding Company funded ESOP loan amortized on a straight-line basis over 10 years. The Recognition Plan is assumed to purchase an amount of stock in the conversion at the initial public offering price that would equal a 4% ownership in the Holding Company, at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

        o CAPITALIZATION OF MHC. Pursuant to the proposed transaction structure, the MHC will be capitalized with $50,000 of cash.

RP FINANCIAL, LC.
PAGE 4.24


        In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

        RP Financial's valuation placed an emphasis on the following:

        o P/E APPROACH. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

        o P/B APPROACH. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

        o P/A APPROACH. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

        The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

        Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of March 5, 2004 the pro

RP FINANCIAL, LC.
PAGE 4.25


forma market value of Monadnock's full conversion offering equaled $7,500,000 at the midpoint, equal to 937,500 shares at $8.00 per share.

                1. PRICE-TO-EARNINGS ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $27,000 for the 12 months ended December 31, 2003. Monadnock reported non-operating income in the form of gains on the sale of investments of $51,000, and therefore Monadnock's core earnings were equal to a loss of 16,000 on a tax effect basis. Thus, a price-core earnings analysis was not meaningful in the valuation analysis. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                    Table 4.6
                           Derivation of Core Earnings
                            Monadnock Community Bank

                                                               Amount
                                                               ------
                                                                ($000

        Net income                                            $27,000
        Adjustment for non-recurring items(1)                ($43,000)
                                                             ---------
          Core earnings estimate                             ($16,000)

        (1)     Tax effected at 16%, based on fiscal year 2003 actual tax rate.


        Based on Monadnock's reported earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported P/E multiple (fully-converted basis) at the $7.5 million midpoint value equaled
350.73 times, respectively, which provided for a premiums of 1078% and 1096% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 29.76 times and 29.32 times, respectively (see Table 4.7). The implied premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's pro forma P/B and P/A ratios. The low net income reported by Monadnock during fiscal year 2003, $27,000, resulted in these high pro forma price-earnings multiples, which limit

RP FINANCIAL, LC.
PAGE 4.26

RP FINANCIAL, LC.
PAGE 4.27


the usefulness of these ratios in comparison to the price-book ratios shown below. It should also be noted that in assessing the relative premiums indicated for the Bank's P/E multiples, the P/E multiples for the Peer Group excluded multiples above 35 times, which accounted for the majority of the Peer Group companies and are shown as "NM" in Table 4.7.

        2. PRICE-TO-BOOK ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Monadnock's pro forma book value (fully-converted basis). Based on the $7.5 million midpoint valuation, Monadnock's pro forma P/B and P/TB ratios equaled 84.43%. In comparison to the average P/B and P/TB ratios for the Peer Group of 102.33% and 102.64%, the Bank's ratios reflected discounts of 17.5% on a P/B basis and a discount of 17.7% on a P/TB basis. Based on the valuation at the supermaximum of the valuation range, Monadnock's pro forma P/B and P/TB ratios equaled 89.29%. In comparison to the average P/B and P/TB ratios for the Peer Group of 102.33% and 102.64%, the Bank's ratios at the supermaximum reflected discounts of 12.7% on a P/B basis and a discount of 13.0% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

        3. PRICE-TO-ASSETS ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Monadnock's full conversion value equaled 14.96% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 25.49%, which implies a discount of 41.3% to the Bank's pro forma P/A ratio (fully-converted basis).

RP FINANCIAL, LC.
PAGE 4.28


COMPARISON TO RECENT CONVERSIONS AND MHC OFFERINGS

        As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversions and MHC offerings is not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two other mutual holding company transactions completed in 2004 had an average pro forma P/B equal to 86.2% on a fully-converted basis. The Holding Company's pro forma fully-converted P/B ratio at the midpoint reflects a 2.1% discount from the closing ratio of these recent transactions and a 3.6% premium relative to the 86.2% fully-converted P/B ratio at the supermaximum of the offering range.

VALUATION CONCLUSION

        Based on the foregoing, it is our opinion that, as of March 5, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $7,500,000 at the midpoint, equal to 937,500 shares offered at a per share value of $8.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $6.375 million and a maximum value of $8.625 million. Based on the $8.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 796,875 at the minimum and 1,078,125 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $9.919 million without a resolicitation. Based on the $8.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,239,844. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 45% ownership interest. Accordingly, the offering to the public of the minority stock will equal $2.869 million at the minimum, $3.375 million at the midpoint, $3.881 million at the maximum and $4.463 million at the supermaximum of the valuation range. The pro forma

RP FINANCIAL, LC.
PAGE 4.29


valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.7 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.8 and are detailed in Exhibits IV-10 and IV-11.